SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date September 10, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

MEDIA ADVISORY

Oncolytics Biotech to Present at
The Wall Street Analyst Forum 49th NYC Analyst Conference

CALGARY, Alberta, September 10, 2003 — Dr. Matt Coffey, Vice President of Product Development, of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will present a corporate overview of the Company at The Wall Street Analyst Forum 49th NYC Analyst Conference. The conference will be held at the Roosevelt Hotel in New York City. Dr. Coffey will be presenting on Monday, September 15, 2003 at 12:30 p.m. ET.

The presentation will be webcast live from the conference, and can be accessed through the following websites: http://www.firstcallevents.com/service/ajwz387973416gf12.html or www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

The webcast time is subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Cathy Ward	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St., 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
info@oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com